APPENDIX B:
FINANCIAL STATEMENTS

C.G.K ON NEWBURY LLC

BALANCE SHEET

and

INDEPENDENT ACCOUNTANTS'

REVIEW REPORT

April 14, 2020

Table of Contents



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Independent Accountant's Review Report

To the Board of Directors
C.G.K on Newbury LLC
266 Newbury St
Boston, MA 02116

We have reviewed the accompanying balance sheet of C.G.K ON NEWBURY LLC (a Massachusetts limited liability company), as of April 14, 2020, and the related notes to the balance sheet. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the LLC's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying balance sheet in order for it to be in accordance with accounting principles generally accepted in the United States of America.

Shanli Liu

Shanli, Liu CPA

781-518-8739

sliu@creliable.net

Ten Post Office Square, Suite 800, Boston, MA 02109

C.G.K ON NEWBURY LLC

Balance Sheet

April 14, 2020

(See Independent Accountants' Review Report)

	2020
	$
Assets	
Current Assets	
Cash	-
Due from Related Parties, Current	2,950
Noncurrent Assets	
Prepaid Expense, Noncurrent	
Prepaid Rent	8,000
Other Assets, Noncurrent	
Lease Security Deposit	8,000
Total Noncurrent Assets	16,000
Total Assets	18,950
Liabilities and Equity	
Long-Term Liabilities	
Shareholder notes payable	-
Equity	
Retained Earnings	
Net Loss	(28,100)
Contributed Capital During Period	48,050
Distributions	(1,000)
Total Retained Earnings	18,950
Total Equity	18,950
Total Liabilities and Equity	18,950

See Accompanying Notes to the Balance Sheet

1. **NATURE OF OPERATION**
   C.G.K on Newbury LLC (the "Company") a Massachusetts Limited Liability Company, was incorporated on January 13, 2020 and is a production kitchen and a 98 seats dining restaurant, located on 266-268 Newbury Street, Boston

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**
   a. **Basis of Presentation**
      The Balance sheet of the company has been prepared in conformity with accounting principles generally accepted in the United States of America

   b. **Cash and Cash Equivalents**
      The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. There were no cash equivalents as of April 14, 2020

   c. **Income Taxes**
      The Company is treated as a sole proprietorship for federal and state income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the personal returns of the member and taxed depending on the member's personal tax situations. The financial statements therefore do not reflect a provision for income taxes. The Company evaluates all significant tax positions as required by accounting principles generally accepted in the United States of America. As of April 14, 2020, the Company does not believe that it has taken any position that would require the recording of any additional tax liability nor does it believe that there are any unrealized tax benefits that would either increase or decrease within the next year. The Company recognizes interest and penalties related to unrecognized tax benefits in operating expenses.

3. **TRANSACTION WITH RELATED PARTY**
   The note receivable of $2,950 from related company, is an unsecured and non-interest bearing note.
   The owner of the Company is also the major shareholder of a related company called Crazy Good Kitchen located on 906 Eastern Ave in Malden, whose principle activity is also servicing food.

4. **LEASE**
   The Company entered into a five-year lease agreement with 266-268 Newbury Street Limited Partnership on November 1, 2019. The commercial restaurant space is located in the two subterranean floors of the building on 266-268 Newbury Street, Boston, MA 02116.

Upon execution of the lease agreement, the Company paid $8,000 of the security deposit and $16,000 of first and last month's rent.

The lease commences on November 1, 2019 and expires on October 31, 2024.

Below is a summary of the lease payment schedule for the next five years.

Lease Year	Annual Fixed Cost	Monthly Payment
1	$96,000.00	$8,000.00
2	$96,000.00	$8,000.00
3	$98,880.00	$8,240.00
4	$101,846.40	$8,487.20
5	$104,901.79	$8,741.81

5. **SUBSEQUENT EVENT**

Management has evaluated subsequent events through April 14, 2020, which is the date the review report was available to be issued. There are no recognized or non-recognized subsequent events that existed at the balance sheet date which are necessary to disclose to keep the financial statements from being misleading.